February 23, 2009

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Pat W. Mengiste

Re:	Artisan Funds, Inc.: Registration Nos. 33- 88316 and 811-8932
Certified Shareholder Reports on Form N-CSR for the fiscal year ended September 30, 2008

Dear Ms. Mengiste:

I am writing on behalf of Artisan Funds, Inc. (“Artisan Funds”) to respond to comments by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to Artisan Funds’ certified shareholder reports on Form N-CSR for the fiscal year ended September 30, 2008. You communicated these comments to me and Sarah A. Johnson via telephone on January 30, 2009. The Staff’s comments and Artisan Funds’ responses are set forth below.

1.	Comment: Indicate whether any series of Artisan Funds (each a “Fund” and, collectively, the “Funds”) was invested in securities issued by AIG, Merrill Lynch, Bear Stearns, Washington Mutual or Lehman Brothers as of the end of the period. If so, please explain what happened to those investments since the end of the period.

Response: As set forth in the Schedule of Investments, Artisan International Fund held equity-linked securities (commonly referred to as “participation certificates”) issued by an affiliate of Merrill Lynch and irrevocably guaranteed by Merrill Lynch & Co. as of September 30, 2008.1 A participation certificate provides economic exposure to a security of one or more non-U.S. companies without a direct investment in the underlying security or securities. A participation certificate typically is issued by a bank or broker-dealer, such as Merrill Lynch, and entitles the purchaser of the participation certificate to a return measured by the change in value of an identified underlying security or basket of underlying securities. When the participation certificate expires or the purchaser closes

[1]

Artisan International Fund held 222,077 participation certificates that provided exposure to Industries Qatar (the “Industries Qatar Participation Certificates”), which were valued at $8,703,198, and 2,065,483 participation certificates that provided exposure to RAO Unified Energy System (the “UES Participation Certificates”), which were valued at $96,148,234.

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Securities offered through Artisan Distributors, LLC, member FINRA

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February 23, 2009

its position, the purchaser receives a payment that is based upon the then-current value of the underlying security or basket of securities converted into U.S. dollars (less transaction costs). A participation certificate is a general unsecured contractual obligation of the issuing bank or broker-dealer. The purchaser of a participation certificate bears the risk that the issuing counterparty will not fulfill its contractual obligation to timely pay the purchaser the amount owned under the participation certificate.

As of January 31, 2009, Artisan International Fund continues to hold the UES Participation Certificates. There has been no change to the named issuer of the UES Participation Certificates as a result of Bank of America’s recent acquisition of Merrill Lynch. Merrill Lynch continues to have an investment grade credit rating. Artisan International Fund sold the Industries Qatar Participation Certificates back to the issuer during the fourth quarter of 2008. Therefore, as of January 31, 2009, the Fund no longer held any of the Industries Qatar Participation Certificates.

No other Fund was invested in securities issued by AIG, Merrill Lynch, Bear Stearns, Washington Mutual or Lehman Brothers as of the fiscal year ended September 30, 2008. Any exposure to the named issuers during the fiscal year ended September 30, 2008 was in the form of common stock that was subsequently sold in the open market in the ordinary course.

2.	Comment: Please include disclosure showing the aggregate amount of illiquid or restricted securities held by the Funds and the percentage of assets represented by such illiquid or restricted securities.

Response: The Funds’ Schedules of Investments for the fiscal year ended September 30, 2008 identify illiquid securities with a footnote that reads: “Security has been determined to be illiquid under procedures established by the board of directors.” The Funds’ Schedules of Investments also identify all securities purchased in transactions under Rule 144A of the Securities Act of 1933 by including the identifier “144A” immediately following each such security’s name. Disclosure showing the aggregate amount of illiquid or restricted securities held by a Fund and the percentage of assets represented by such illiquid or restricted securities will be added to future reports filed pursuant to Section 30 of the Investment Company Act of 1940 (the “1940 Act”).

3.	Comment: The Investment Process Highlights for Artisan International Fund and Artisan International Small Cap Fund include a caption for “Sustainable Growth.” In light of this language, please include disclosure that Artisan International Fund and Artisan International Small Cap Fund cannot assure that they will achieve that growth.

Response: As used in the Investment Process Highlights for Artisan International Fund and Artisan International Small Cap Fund, “Sustainable Growth” is the heading for a paragraph describing the investment team’s process for seeking investments in companies that have sustainable growth characteristics. We do not believe that describing the team’s

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February 23, 2009

investment approach suggests that the Funds promise sustainable growth. As such, Artisan Funds respectfully disagrees that the requested disclosure is necessary or appropriate.

4.	Comment: The Schedule of Investments of Artisan Mid Cap Fund shows that more than 25% of the Fund’s assets was invested in the healthcare sector at the end of the period. In the future, please include disclosure in the Management Discussion of Fund Performance highlighting the potential risk of concentration in certain industries for those Funds that concentrate investments in a single industry.

Response: Although the Funds may invest more than 25% of their respective net assets in a particular “sector”, none of the Funds may invest more than 25% of their respective net assets in a single “industry”. In fact, each Fund has a fundamental investment restriction prohibiting the Fund from investing in a security if more than 25% of its net assets (taken at market value at the time of a particular purchase) would be invested in the securities of issuers in any particular industry.2

Generally, the term “sector” is a broad classification that may include a number of industries. This is consistent with the sector/industry classifications in the Global Industry Classification Standard put forth by Standard & Poor’s and Morgan Stanley Capital International, a commonly used source for industry classification guidance. In the case of Artisan Mid Cap Fund, the Fund’s holdings as of September 30, 2008 in the healthcare sector included holdings in the following industries: biotechnology, healthcare equipment and supplies, health care technology, life sciences tools and services, and pharmaceuticals. As such, Artisan Funds does not believe additional disclosure regarding industry concentration is necessary or appropriate.

5.	Comment: Due to the formatting of the EDGAR print out, the Staff could not confirm that appropriate disclosure regarding the collateral securing the Funds’ holdings in repurchase agreements was included in the reports. Please confirm disclosures regarding collateral securing repurchase agreements was included the Schedules of Investments, as appropriate.

Response: Artisan Funds hereby confirms that disclosure regarding the collateral securing the Funds’ repurchase agreements was included in the Funds’ Schedules of Investments.

6.	Comment: In the Statements of Assets and Liabilities, please include a specific cross reference to the relevant notes in the Notes to Financial Statements for each of the following: (a) “Investments in securities, affiliated, at value” and (b) “Receivable from Adviser”. In the Statements of Operations, please include a specific cross reference to the relevant notes in the Notes to Financial Statements for each of the following:

[2]	This restriction does not apply to securities issued by the U.S. Government or its agencies or instrumentalities.

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February 23, 2009

(a) “Advisory Fees” and (b) “Less amounts waived or paid by the Adviser or the board of directors”.

Response: The Statements of Assets and Liabilities and the Statements of Operations include the phrase “The accompanying notes are an integral part of the financial statements.” Artisan Funds will continue to make this disclosure in future reports filed pursuant to Section 30 of the 1940 Act, but does not believe it is necessary to specifically cross reference certain line items included in the Statements of Assets and Liabilities and the Statements of Operations. Artisan Funds respectfully notes that it is unaware of any specific regulatory requirement to cross reference the Notes to Financial Statements for individual line items.

7.	Comment: With respect to the Statements of Assets and Liabilities, please explain why it is appropriate to show a payable and receivable from Artisan Partners Limited Partnership (the “Adviser”), rather than netting the two, for Artisan Opportunistic Growth Fund and Artisan Global Value Fund.

Response: The Adviser has agreed to limit the expenses of each of Artisan Opportunistic Growth Fund and Artisan Global Value Fund to 1.50% of average daily net assets, annually. Artisan Funds believes that it is providing shareholders with more robust disclosure by not netting the operating expenses with the reimbursement amount. For example, Artisan Global Value Fund’s total accrued expenses were $256,253, which is reflected in the Statement of Assets and Liabilities as a payable for operating expenses and a payable for the advisory fee. As a result of the Adviser’s waiver, Artisan Global Value Fund is entitled to a waiver of $151,862, which is reflected in the Statement of Assets and Liabilities as a receivable from the Adviser. This results in $104,391 in total expenses, after waivers, for Artisan Global Value Fund, which is equivalent to 1.50% of average daily net assets for the period from inception to September 30, 2008. Artisan Opportunistic Growth Fund, like Artisan Global Value Fund, had the same expense limitation in effect during the period, so the presentation of its accrued expenses and waivers is similar.

8.	Comment: Please confirm that Artisan Opportunistic Growth Fund’s expense ratio, before the Adviser’s waiver, was 48.41%.

Response: Artisan Funds hereby confirms that Artisan Opportunistic Growth Fund’s expense ratio, before the Adviser’s waiver, was 48.41%. The Fund’s expenses were annualized for the short period that the Fund had been in operation during the fiscal year ended September 30, 2008 (i.e., 8 days). The expenses primarily consisted of audit fees.

9.	Comment: Please disclose whether the Funds had any securities on loan at the end of the period. In future reports, please include disclosure regarding the types of collateral

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received by the Funds for securities lending transactions and what the Funds do with such collateral (e.g., hold it in a custody account or further invest it).

Response: As set forth in the Notes to Financial Statements, no Fund had portfolio securities on loan as of September 30, 2008. In addition, the Notes to Financial Statements provides that the Funds may enter into securities lending transactions secured by collateral in the form of U.S. Government securities at least equal to, at all times, the fair value of the securities loaned. Disclosure indicating that the Funds will hold any such collateral in a custody account will be added to future reports filed pursuant to Section 30 of the 1940 Act.

Artisan Funds acknowledges that: (i) the Commission is not foreclosed from taking any action with respect to Artisan Funds’ filing of its certified shareholder reports on Form N-CSR; (ii) the Commission Staff’s review of this filing, under delegated authority, does not relieve Artisan Funds from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) Artisan Funds will not assert the Commission’s Staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving Artisan Funds.

Please do not hesitate to call me at 414-299-4123 or my colleague, Sarah Johnson, at 414-299-4001 to discuss any questions or comments you may have regarding the foregoing responses.

Sincerely,

/s/ Gregory K. Ramirez
Gregory K. Ramirez Assistant Treasurer and Assistant Secretary Artisan Funds, Inc.

cc:	John D. Kavanaugh, Ernst & Young LLP
Alan G. Priest, Ropes & Gray LLP
Alyssa Albertelli, Ropes & Gray LLP